EXHIBIT 13.2

ADiTxT Intro Video Transcript

VO: My daughter Kayla was a 2-time transplant recipient.  After her second transplant, she started declining due to chronic rejection.  Scar tissue grew in her lungs and closed her breathing off.  We asked for another transplant, we were denied.  For a year, she was in and out of the hospital.  Drained from all the treatment, getting poked every second of the day, she asked for no more testing, no more needles.  She succumbed 4 months later.  She was 27 years old.

Kayla: My lung function dropped from 98% to under 35 then to 19 in not even a month. Yes, chronic rejection really sucks. It’s like you’re being suffocated or like breathing through a straw. As the chronic rejection gets worse, the straw gets smaller. While there are treatments that slow down the effects of chronic rejection, there is nothing that will fix the problem. That’s the reality of lung transplantation until a cure for chronic rejection is found.

Waldo: At the present time even with all our technology and all the advances that we have done, still we lose approximately 30% of the grafts transplanted at five years. There has to be efforts to improve these grafts’ survival due to the fact that these patients are taking so long to get transplanted.

Amro: The need out there is tremendous, we believe we have an innovation that holds a promise to address that challenge.

Amro: ADITXT Innovation has been in development for 20 years inside Loma Linda University and an affiliated incubator. I and the team recognized the potential of this innovation, and we decided to form ADITXT and put together the right team, the right partnerships for the sole purpose of commercializing the innovation, and take it to the marketplace.

Shahrokh: We retrain essentially the body’s immune system to recognize an organ as self-tissue.

Shahrokh: In our proof of concept model we intentionally obtained skin grafts from an animal that was completely mismatched from the recipient animal. Even after discontinuation of immune suppression, we were able to demonstrate not only survival of the skin graft, but also survival of all of the tissues in that graft, which was shown by growth of the hair of the donor animal in the recipient animal.

Shahrokh: While other approaches have shown some effectiveness with solid organs, showing the ability to prolong the life of a skin graft is a more robust demonstration of a product’s efficacy.

Amro: For the first 12 to 18 months, we will be focusing on achieving the first milestone for the company. This is by completing the preclinical work required for us to be able to begin the first in human trials.

Amro: We have the right team to accomplish our mission. Having two pioneering transplant surgeons on our team, gives us deep understanding of the problem and the need in the marketplace.

Waldo: If we can be able to make the body accept the graft in a way that there is no need for significant amount of immune suppression that we use now, and prevent the damage of the kidney, infections, diabetes, and all the other side effects, without increasing the incidence of rejection, we have done a tremendous leap forward in the care and improving the outcomes of transplantation.

Amro: Our work is important. If we are successful, it will mean more organs for more people. We will save and improve more lives, and we believe, we can make organ transplants more feasible to cases that cannot be addressed by today’s technology.